ELMCORE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Total Member's Equity
Beginning Balance December 31, 2015	$153,075
Member Distribution	(50,000)
Net Income	322,797
Ending Balance December 31, 2016	$425,872